[WM Letterhead]

April 16, 2014

Via UPS and EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Waste Management, Inc.

Form 10-K for the Year Ended December 31, 2013

Filed February 18, 2014

File No. 1-12154

Dear Mr. O’Brien:

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated April 4, 2014 relating to the above-referenced filing (the “Form 10-K”) of Waste Management, Inc. (the “Company”). We propose to address the Staff’s comments in this response letter and, on an ongoing basis, in our future annual and quarterly reports on Forms 10-K and 10-Q. For your convenience, our responses are prefaced by the text of the corresponding comment.

Form 10-K for the Year Ended December 31, 2013

General

1.	We note that you are relying on Rule 3-10 of Regulation S-X with respect to the financial statements required for Waste Management Holding[s], Inc.’s guarantee of 2.90% Senior Notes due [2022] issued by Waste Management, Inc. We further note that in the prospectus supplements filed for S-3ASR (333-162059) in connection with the offering of such notes, you state on page 13 that the “specific provisions under which Waste Management Holdings may be released and discharged from its guarantee will be set forth in the prospectus supplement.” Please tell us the particular release provisions pursuant to which the guarantor(s) may be released from the guarantee of the notes and whether the guarantees constitute full and unconditional guarantees as required to rely on Rule 3-10 of Regulation S-X given the existence of such release provisions.

Letter to Mr. Terence O’Brien

United States Securities and Exchange Commission

April 16, 2014

Response:

We have concluded that we may rely on Rule 3-10(e) of Regulation S-X with respect to Waste Management Holdings, Inc.’s (“WM Holdings”) guarantee of the 2.90% Senior Notes of the Company (the “Notes”), as all requirements of Rule 3-10(e) are met, including that WM Holdings’ guarantee of the notes is full and unconditional.

The Notes and the guarantee of the Notes by WM Holdings (the “Guarantee”) are Exhibits 4.1 and 4.2, respectively, to the Company’s Form 10-Q for the quarterly period ended September 30, 2012. The terms of the Notes provide that the Notes are fully and unconditionally guaranteed by WM Holdings and that the guarantee will continue in full force and effect until its release as provided in the terms of the Guaranty. The terms of the Guaranty state that it is a guarantee of the obligation to make punctual payments when due under the indenture governing the Notes. In addition, the terms of the Guaranty state that the guarantee is absolute and unconditional and that WM Holdings waives any notice of acceptance, diligence, presentment, demand of payment, and any right to require a proceeding filed first against the Company. Accordingly, we believe the guarantee meets the definition of “full and unconditional” set forth in Rule 3-10(h)(2).

With respect to release provisions applicable to WM Holdings’ guarantee of the Notes, pages S-14 – S-15 of the prospectus supplement filed September 6, 2012 state:

The guarantee of the notes shall be binding on WM Holdings, its successors and assigns, and shall continue in full force and effect for the benefit of holders of the notes until the earliest to occur of:

•	the consolidation or merger of WM Holdings into Waste Management or its successor;

•	the consolidation or merger of Waste Management or its successor into WM Holdings;

•	payment in full of all interest and principal due on the notes; or

•	the release of the guarantees by WM Holdings of obligations of Waste Management under its credit facilities (or any replacement or new principal credit facility). Our credit facilities currently state that WM Holdings’ guarantees under the facilities can only be released with the written consent of each of the lenders that is a party thereto.

We respectfully submit that the scenarios described in the first two bullets above acknowledge that a separate guarantee by WM Holdings of the Company’s obligations would cease to be necessary if the Company, as issuer of the Notes, was consolidated or merged with WM Holdings. In addition, the third bullet above acknowledges that the Guaranty would cease to be necessary upon a termination of the Company’s corresponding

Letter to Mr. Terence O’Brien

United States Securities and Exchange Commission

April 16, 2014

obligation to make payments under the indenture governing the Notes as a result of the full payment of interest and principal due on the Notes. Finally, we respectfully submit that the scenario described in the fourth bullet above is explicitly contemplated in the Financial Reporting Manual as a customary release provision.

Section 2510.5 of the Financial Reporting Manual states that “[a] subsidiary that guarantees its parent’s debt securities pursuant to an indenture that provides for the subsidiary’s guarantee to be released automatically under customary circumstances may rely on S-X 3-10, provided the other requirements of S-X 3-10 are met.” One example of a “customary circumstance” provided by Section 2510.5 is a release of a guarantee when “the subsidiary’s guarantee of other indebtedness is terminated or released.” As a result, we believe that the release provisions in the Guaranty are customary for guarantees of this type and, therefore, that the Guaranty constitutes a full and unconditional guarantee under Rule 3-10(e).

Note 7 - Debt, page 102

2.	You state that based on your intent and ability to refinance a portion of your debt on a long-term basis as of December 31, 2013, including through use of forecasted available capacity under your $2.25 [billion] revolving credit facility, you classified $1.1 billion of debt as long term. If you are relying on the unused capacity of your revolving credit facility as a means to refinance this debt, given that the unused capacity of $958 million as of December 31, 2013 is considerably less than the dollar amount you have classified as long term, please explain how you considered the use of forecasted available capacity and that amounts available under the revolving facility could fluctuate (for example, due to obligations under letters of credit or other liquidity needs). Please refer to ASC 470-10-45-19.

Response:

On a quarterly basis, we assess our debt classification for reporting purposes in accordance with ASC 470-10-45-14, Intent and Ability to Refinance on a Long-Term Basis, which provides that short-term obligations shall be excluded from current liabilities only if (1) the Company intends to refinance the obligation on a long-term basis and (2) the Company’s intent to refinance the short-term obligation on a long-term basis is supported by an ability to consummate the refinancing with either a post-balance-sheet-date issuance of a long-term obligation or a financing agreement that clearly permits the Company to refinance the short-term obligation on a long-term basis on terms that are readily determinable.

Letter to Mr. Terence O’Brien

United States Securities and Exchange Commission

April 16, 2014

Intent:

Our quarterly analysis of short-term obligations as of December 31, 2013 reflected that we intended to refinance or maintain $1.454 billion of such obligations on a long-term basis, as set forth below:

1)	$350 Million of Senior Notes Maturing March 15, 2014 – As of the date of the Form 10-K, we intended to refinance this borrowing upon maturity by issuing additional senior notes prior to such maturity date. However, if such additional senior notes were not issued, we intended to utilize available capacity under our $2.25 billion revolving credit facility, which matures in July 2018 (the “Facility”), to cover amounts due under the existing notes at maturity.

2)	Tax-Exempt Bonds Subject to Remarketing within 12 Months – As of the date of the Form 10-K, we intended to effectively re-price the $939 million of tax-exempt bonds that required remarketing within the next 12 months. In the event that a remarketing was not successful, we intended to use available capacity under the Facility to meet our put obligation with respect to such tax-exempt bonds.

3)	$420 Million of Borrowings Outstanding under the Facility – As of the date of the Form 10-K, we intended to repay approximately $255 million of this outstanding balance within the next 12 months and maintain the remaining $165 million of outstanding borrowings on a long-term basis under the Facility.

Ability:

In order to support the exclusion of a short-term obligation from current liabilities, ASC 470-10-45-14 provides that an existing financing agreement must meet the following criteria:

•	The financing agreement may not expire within one year of the balance sheet date,

•	The financing agreement may not be cancelable by the lender within one year of the balance sheet date,

•	There may not be any violations or expected violations of provisions set forth by the financing agreement, and

•	The lender with which the Company has entered into the financing agreement is financially capable of honoring the agreement.

The Facility meets all of the above criteria of an existing financing agreement. Accordingly, it may be relied upon to support our determination that the Company has the ability to refinance current obligations on a long-term basis, up to the amount of capacity available under the Facility. The Company uses the Facility to support financial assurance and liquidity needs. As a result, we also conduct a quarterly analysis of current and forecasted available capacity under the Facility.

As of December 31, 2013, there were $420 million of borrowings outstanding under the Facility and approximately $872 million of letters of credit outstanding, reducing the available capacity under the Facility to $958 million. In accordance with ASC 470-10-45-19, we also reviewed forecasted capacity under the Facility for the next 12 months to appropriately consider any 1) expected increases in letter of credit requirements of the

Letter to Mr. Terence O’Brien

United States Securities and Exchange Commission

April 16, 2014

business; 2) expected reallocation of outstanding letters of credit to the Facility as a result of changes in availability under alternative letter of credit facilities or resources; and 3) expected net borrowings or repayments of outstanding advances. Based on this analysis, as of the date of the Form 10-K, the minimum available forecasted capacity under the Facility during the next 12 months, which may be used to demonstrate the Company’s ability to refinance short-term obligations on a long-term basis, was projected to be $958 million.

We respectfully submit that, although the Company’s available capacity under the Facility as of December 31, 2013 of $958 million was equal to the Company’s projected minimum available forecasted capacity under the facility during the 12 months ended December 31, 2014, there are often projected declines in available capacity under the Facility that will reduce the amount that may be used to demonstrate our ability to refinance short-term obligations on a long-term basis. For purposes of applying ASC 470-10-45-19, we identify the minimum available capacity from and including the balance sheet date through the next 12 months.

Conclusion:

Based upon the above analysis, we concluded that 1) the Company had the intent to refinance or maintain $1.454 billion of short-term obligations on a long-term basis and 2) the Company had the ability to (a) maintain $165 million of advances currently outstanding under the Facility on a long-term basis and (b) use up to $958 million of forecasted available credit capacity under the Facility to refinance its other current obligations as of December 31, 2013 as they came due if alternate long-term debt instruments were not issued, resulting in a total of $1.1 billion of current obligations being classified as long-term debt as of December 31, 2013.

Prospective Disclosure Revision:

In order to avoid future confusion as to whether the amount of current obligations reclassified as long-term exceeds available capacity under the Facility, we propose to separately set forth reclassified existing borrowings that have effectively already been subtracted from the available capacity under the Facility. By way of example, and subject to further revision and refinement, we propose to provide the disclosure set forth below in future filings, including insertion of the new underlined text.

Debt Classification

As of December 31, 2013, we had (i) $481 million of debt maturing within the next 12 months, including $350 million of 5.0% senior notes that mature in March 2014 and $67 million of tax-exempt bonds; (ii) short-term borrowings and advances outstanding under credit facilities with long-term maturities, including $420 million of borrowings outstanding under the U.S. revolving credit facility (“$2.25 billion revolving credit facility”) and $9 million of advances under our Canadian credit facility and (iii) $939 million of tax-exempt borrowings subject to repricing within

Letter to Mr. Terence O’Brien

United States Securities and Exchange Commission

April 16, 2014

the next 12 months. Of the $420 million of short-term borrowings outstanding under our $2.25 billion revolving credit facility that we have the ability to refinance or maintain on a long-term basis, we have the intent to continue to maintain $165 million outstanding and have classified this amount as long-term debt. Additionally, based on our intent and ability to refinance other portions of our current obligations on a long-term basis as of December 31, 2013, including through use of forecasted available capacity under our $2.25 billion revolving credit facility, we have classified $958 million of this debt as long-term. The remaining $726 million, including $255 million of outstanding borrowings under our $2.25 billion revolving credit facility, are classified as current obligations.

* * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response, please contact the undersigned at (713) 394-2360.

Sincerely,

/s/ Don P. Carpenter

Mr. Don P. Carpenter
Vice President & Chief Accounting Officer

cc:	Mr. Thomas D’Orazio, United States Securities and Exchange Commission

Mr. Al Pavot, United States Securities and Exchange Commission

Waste Management, Inc.:

Mr. Patrick W. Gross, Chairman – Audit Committee

Mr. W. Robert Reum, Chairman of the Board

Mr. David P. Steiner, President and Chief Executive Officer

Mr. James C. Fish, Jr., Executive Vice President & Chief Financial Officer

Mr. Rick L Wittenbraker, Senior Vice President & General Counsel